

August 19, 2014

<u>Via E-mail</u>
Kwang Hyun Kim
Chief Executive Officer
RadTek, Inc.
9900 Corporate Campus Drive
Suite 3000
Louisville, KY 40223

> **Re:** **RadTek, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 8, 2014**
> **File No. 333-195548**

Dear Mr. Kim:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management discussion and analysis of financial condition and results of operations, page 30</u>

<u>Trends and uncertainties, page 30</u>

1. We note your response to our prior comment 4 of our letter July 11, 2014. We continue to be unclear about the nature of the items within the prepaid expenses and other assets line item. Please provide us with a schedule that contains the details of this balance sheet category and an explanation for your determination that it is appropriate to record these items as assets. Additionally, please revise your disclosure on page 30 to clarify the nature of these assets and disclose the reason for the increase in the balance.

Kwang Hyun Kim
RadTek, Inc.
August 19, 2014
Page 2

Consolidated financial statements table of contents, page 47

Report of Independent Registered Public Accounting Firm, page 49

2.   We note your response to our prior comment 9 of our letter dated July 11, 2014. Please tell us how your auditors determined it was no longer necessary to qualify their 2012 audit opinion and that it was appropriate to remove the reference to the scope exception due to their inability to observe physical inventory at December 31, 2011.

Condensed consolidated statement of operations, page 66

3.   Please label your condensed consolidated statement of operations as unaudited.

Condensed Consolidated Notes to the Financial Statements, page 68

Note 9 – Restatement, page 72

4.   Please tell us how you determined it was not necessary to file an Item 4.02 Form 8-K.

5.   Please tell us and revise your disclosure to clarify the nature of the restatement. Please refer to paragraph 7 of ASC 250-10-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor